January 17, 2025

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Polibeli, Lt 49th Sahid Sudirman Centre
Jl. Jenderal Sudirman No. Kav. 13-15 Lt 49
RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang
Kota Jakarta Pusat, Daerah Khusus Ibukota Jakarta
Republic of Indonesia

Yixuan Yuan
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore

       Re: Polibeli Group Ltd
           Chenghe Acquisition II Co.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted December 27, 2024
           CIK No. 0002035697
Dear Hua Chen and Yixuan Yuan:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.
 January 17, 2025
Page 2

Draft Registration Statement on Form F-4 submitted December 27, 2024 Potential Sources of Dilution, page 11

1. We noted your revised disclosure in response to prior comment 2. Please revise to show in tabular form: (a) net tangible book value per share, as adjusted, (b) SPAC offering price and (c) dilution per share for each of the redemption levels presented.
       Refer to Item 1604(c) of Regulation S-K.
Pro Forma Capitalization, page 74

2. We note your response and revisions to prior comment 4. Revise to elaborate upon how you arrived at the EV/Revenue multiple amount of 4.23x.
General

3. In light of the fact that your controlling shareholder has significant operations in and is owned by shareholders with ties to the PRC, revise to provide risk factor disclosure acknowledging the material risks related to any future intervention or control by the
       PRC in your operations, which could cause the value of your securities to significantly decline or be worthless.
       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services